SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

COMMISSION FILE NUMBER 001-01136

    A.    Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

Route 206 & Province Line Road
Princeton, New Jersey 08543
(609)252-4621

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
Date: June 5, 2026	By:	/s/ Sandra Ramos-Alves
Sandra Ramos-Alves Senior Vice President and Treasurer, Chairperson, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan
and the Bristol-Myers Squibb Company Savings Plan Committee:

Opinion to the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Bristol-Myers Squibb Company Employee Incentive Thrift Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of Bristol-Myers Squibb Company Employee Incentive Thrift Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information in the accompanying schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in the accompanying schedules, in all material respects, in relation to the financial statements as a whole.

We have served as the auditor of the Plan since 2010.

/s/ Withum Smith + Brown, PC

June 5, 2026
Princeton, New Jersey
PCAOB ID Number: 100

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

(Dollars in Thousands)	2025	2024
Assets:
Participant directed investments:
Plan's interest in the Savings Plan Master Trust, at fair value (Note 4)	$65,353	$59,484
Plan's interest in the Savings Plan Master Trust, at contract value (Note 5)	5,256	7,179
Plan's interest in the Savings Plan Master Trust	70,609	66,663

Receivables:
Employer contributions	248	238
Participant contributions	23	21
Dividends receivable	104	—
Notes receivable from participants	505	415
Total receivables	880	674

Net Assets Available for Benefits	$71,489	$67,337

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

(Dollars in Thousands)
Additions:
Plan’s share of net investment income in the Savings Plan Master Trust	$9,286
Contributions:
Employer contributions	1,093
Participant contributions	1,750
Rollover contributions	715
Interest on notes receivable from participants	37
Total additions	12,881

Deductions:
Distributions and withdrawals	(8,667)
Administrative expenses	(62)
Total deductions	(8,729)

Increase in net assets before transfers	4,152

Net transfers out of Plan	—

Increase in net assets	4,152

Net Assets Available for Benefits:
Beginning of Year	67,337
End of Year	$71,489

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Plan) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and is sponsored by Bristol-Myers Squibb Company (the Company or BMS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is intended to be a qualified plan under Section 401(a) of the Code.

The description of the Plan in the following notes provides only general information and does not modify any provision of the Plan. Participants should refer to the Plan’s governing documents for more complete disclosure of the Plan’s provisions.

Plan Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Plan and named fiduciary with respect to Plan assets. Fidelity Workplace Services, LLC provides recordkeeping services with respect to the Plan. The assets of the Plan are maintained in the Bristol-Myers Squibb Savings Plans Master Trust (the Savings Plan Master Trust or Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Certain assets of the Plan are invested in the Savings Plan Master Trust, and the Master Trust also holds assets of the Bristol-Myers Squibb Company Savings and Investment Program and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program. The Plan's trustee and recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Master Trust and each individual plan holds a divided interest in the total assets of the Master Trust. Investments and net investment income/(loss) from investments are allocated to participating plans based on each plan's participation in investment options within the Master Trust.

Employee Eligibility – In general, any United States employee who has completed one hour of service and is covered by a collective bargaining agreement that provides for participation in the Plan is eligible to participate following their date of hire.

Participant Contributions – Participants can elect to contribute from 2% up to 75% of their eligible pay as pre-tax, Roth 401(k), traditional after-tax and/or catch-up contributions, subject to applicable rules under the Code. Of a participant's total contributions, only 25% can be traditional after-tax contributions. The definition of eligible compensation as stated in the Plan’s governing documents applies for the purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant and generally includes base salary or wages, overtime and shift differentials, and bonuses. If an eligible employee does not enroll or opt out, automatic contributions begin starting with the first available payroll period after six months of employment measured from the employee’s date of hire. These automatic contributions are employee pre-tax contributions and are matched on the same terms as elected employee pre-tax contributions. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, excluding any bonus pay. The participant may change the contribution rate, including ceasing all elective contributions, and may elect pre-tax, Roth 401(k), traditional after-tax or a combination of these elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Plan also has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax, Roth 401(k) and/or traditional after-tax contributions to the Plan of 1% to 3% annually, subject in all events to the Plan’s maximum deferral rate of 75%.

The Plan allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax and/or Roth 401(k) contributions over the applicable Internal Revenue Service (IRS) and Plan limits. Catch-up contributions can be from 1% to 75% of the participant’s annual benefit salary or wages, subject to applicable Code limits and guidelines. There is no Company match on catch-up contributions. Effective January 1, 2026, if a participant's FICA wages paid by BMS in the prior calendar year exceeded $150,000, any catch up contributions to the Plan must be made as Roth 401(k) contributions.

The Plan allows for Roth 401(k) in-plan conversion to provide participants the ability to diversify retirement assets between Roth and non-Roth 401(k) accounts in accordance with applicable Roth 401(k) requirements.

Employer Contributions – The Company makes a matching contribution equal to one dollar for each dollar of participant contributions not to exceed 6% of the participant’s eligible compensation.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

The Company also may make an additional discretionary annual contribution for each eligible employee regardless of whether the eligible employee contributes to the Plan. The additional annual contribution will be determined as a defined percentage of eligible compensation, which ranges from 1% to 2%, based on points equal to the sum of the employee's age plus years of service, rounded up, as of December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed, as defined in the Plan documents, on the last business day of the plan year for which the contribution is made in order to receive an additional annual contribution. The limited exceptions include otherwise eligible employees not actively at work on the last day of the year due to death, long-term disability, or retirement during the year.

Investment Decisions – The Plan gives participants the opportunity to direct the manner in which contributions made to the Plan in their name, including their contributions and Company contributions, are invested among a variety of investments. All contributions were invested in any one or more of the funds or the self-directed brokerage investment option, all of which comprise the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust” for further information regarding investments.

The Plan provides for a 25% maximum investment percentage limit on modifications to contribution allocations and/or exchanges of balances into the Company Stock Fund. Any exchanges of existing fund balances into the Company Stock Fund are limited to 25% of a participant's total market value in the Plan. There is no requirement for a participant to exchange funds out of the Company Stock Fund to reduce to the 25%. Also, if a participant changes his/her investment mix allocation election for future contributions and the direction impacts any investment mix that includes the Company Stock Fund, the participant is required to modify the allocations to adhere to the Company Stock Fund 25% maximum.

Participant Accounts – Each participant’s account under the Plan is credited with the participant’s elected pre-tax, Roth 401(k), catch-up and/or traditional after-tax contributions, the Company’s contributions, and the participant’s respective share of Plan earnings, and is charged with participant withdrawals and distributions, and the participant’s respective share of Plan losses. The benefit to which a participant is entitled is the participant’s vested Plan amount.

Notes Receivable from Participants – While employed, a participant may request a loan from the Plan. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s vested account balance under the Plan, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within ten years. As permitted by IRS regulations and the terms of the Plan, loans are secured by the balance in the participants' accounts and bear interest at fixed rates which are determined when the loans are issued and are based on a formula set by the Committee in the Plan documents. Repayments and interest are credited to the Plan account of the participant. Such currently outstanding loans mature through 2035.

Withdrawals Prior to Retirement or other Termination of Employment – The Plan includes provisions that allow a participant to withdraw all or a portion of the employee and vested employer contributions in certain limited circumstances, such as due to financial hardship, after attainment of age 59-1/2, when receiving disability payments from a Company long-term disability plan or when there is a federally-declared disaster or domestic violence. Restrictions imposed on withdrawals during employment are described in detail in the Plan’s governing documents and are subject to income taxes and a 10% additional tax imposed by the Code unless an exception applies.

Vesting – Matching contributions vest over a three year period at a rate of 33% after 1 year of service a participant completes, 67% after two years of service, and 100% after three years of service and additional annual contributions vest at the rate of 20% for each year of qualifying service. In addition, a participant will become 100% vested in Company contributions regardless of his or her years of service upon death while employed by the Company. A participant is always 100% vested in his or her pre-tax, Roth 401(k), traditional after-tax, rollover contributions from other plans and catch-up contributions, as well as any earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of Company contributions credited to his or her account are forfeited (as of the earlier of: (1) when the participant receives a distribution of his or her entire vested account balance, or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Plan administration. During the year ended December 31, 2025, forfeitures were used to reduce Plan expenses by $53 thousand and no forfeitures were used to reduce matching contributions. The balance of unused forfeited funds available was $2 thousand and $47 thousand as of December 31, 2025 and 2024, respectively. Participants who return to work for the Company may immediately enroll in the Plan and prior service generally will be taken into account for vesting purposes.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, may defer their distribution payment until they reach the minimum required distribution (MRD) age or may elect to receive: (1) a lump sum payment, or (2) equal annual installments over a period not greater than 15 years. In the event of a participant's death, the participant's beneficiary can elect to receive: (1) a lump sum payment, or (2) equal annual installments over a period not greater than 5 years. In all cases, the Plan applies the minimum required distribution provisions of Section 401(a)(9) of the Code. Notwithstanding the foregoing, in the case of an account balance of $7,000 or less, a participant’s account balance will automatically be distributed.

Method of Payment – Installment payments are made in cash. Lump-sum distributions may be made in cash, or, if elected by the employee, in a combination of cash and shares of Company stock for the portion of the account invested in the Company Stock Fund.

Net Transfers – A participant's account may be transferred to or from another qualified defined contribution plan sponsored by the Company if his or her employment status changes such that he or she becomes eligible to participate in a different plan. A participant's account could also be transferred to another company's qualified defined contribution plan if required by the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition.

Payment of Benefits – Benefit payments are recorded upon distribution. There were no material amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2025 and 2024.

Termination of the Plan – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, to amend and to terminate the Plan at any time at its sole discretion in accordance with the provisions of ERISA. If the Plan is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Record Keeping Fees – During 2025, the Plan charged a recordkeeping fee of $31.50 per participant per year, deducted in quarterly increments, to cover plan administrative expenses. Effective January 1, 2026, the recordkeeping fee is changing from $31.50 to $25.00.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Delinquent notes receivable are classified as distributions based upon the terms of the Plan's governing documents.

Investment Valuation – The assets of the Plan, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program are maintained in the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “Note 3 - Fair Value Measurement.”

Income Recognition – Interest, dividends, and gains/(losses) from participation in the Savings Plan Master Trust are allocated to the Plan based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Plan’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•Interest is recorded as earned.
•Dividends are recorded on the ex-dividend date.
•Purchases and sales of securities are recorded on a trade-date basis.
•Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – Unless otherwise noted here, all expenses incurred by the Plan are the obligation of the Plan and are payable from the Savings Plan Master Trust fund’s assets unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. There were no reimbursements made to the Company in 2025. Fees charged to the Plan for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Plan’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are not readily determinable.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is exposed to credit loss in the event of non-performance by the synthetic guaranteed investment contract (GIC) issuers. However, synthetic GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on participants' account balances and amounts reported in the Plan’s financial statements.

Income Taxes and Tax Status – In the Plan’s latest determination letter dated June 19, 2019, the IRS stated that the Plan, as then designed, was in compliance in form with the applicable requirements of the Code. Since receiving the determination letter, the Plan was amended and the Company believes, to the best of its knowledge, that the Plan is still in compliance with the Code in form. The Company also believes, to the best of its knowledge, that the Plan (including any merged plans) is currently operated in material compliance with the applicable requirements of the Code and ERISA, and that the Plan and the Savings Plan Master Trust continue to be exempt from federal income taxes pursuant to Section 501(a) of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching and, where applicable, additional annual contributions, and the earnings thereon are not included in participants’ gross income for purposes of federal income taxes until distributed from the Plan.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

There have been no material tax related interest or penalties for the periods presented in the financial statements.
NOTE 3 - FAIR VALUE MEASUREMENT

The fair value of financial instruments are classified into one of the following categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1:    Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.
Level 2:    Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets.
Level 3:    Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2025 and 2024.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•Mutual funds held by the Plan are open-end mutual funds which are actively traded and registered with the U.S. Securities and Exchange Commission. These funds are valued at quoted market prices which represent the net asset value (NAV) of shares held at year end.

•Money market funds are valued at cost plus interest earned, which approximates fair value.

•Brokerage self-directed investments primarily consist of stocks, money market funds, mutual funds and common stocks that are valued at readily determinable quoted market prices. Brokerage self-directed investments also include certificates of deposit and bonds which are valued utilizing observable prices for similar instruments.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

•Common collective trust (CCT) fair values are determined by the respective trust managers using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2025 and 2024. CCTs can be redeemed daily.

•The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company. In addition, the Company Stock Fund also invests approximately 1% of its balance in money market instruments. Participant ownership is measured in units of the fund instead of shares of stock. The Savings Plan Master Trust directly owns the shares of common stock of Bristol-Myers Squibb Company. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

•Synthetic guaranteed investment contracts (GICs) held directly by the Savings Plan Master Trust in the Fixed Income Fund are fully benefit-responsive and valued at contract value which is the amount that participants would normally receive if they were to initiate permitted transactions under the terms of the Plan.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Plan’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Plan’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. There were no transfers in or out of Level 3 during 2025 or 2024.

The major classes of investments of the Savings Plan Master Trust and the Plan's interest in the Savings Plan Master Trust as of December 31, 2025 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Master Trust Total	Plan's Interest in Master Trust
Mutual Funds	$645,028	$—	$—	$645,028	$3,486
Bristol-Myers Squibb Company Stock	488,202	—	—	488,202	8,925
Money Market Funds	347,141	—	—	347,141	5,501
Self-Directed Brokerage Accounts	563,112	36,546	—	599,658	4,304
Total	$2,043,483	$36,546	$—	2,080,029	22,216

Investments Measured at Net Asset Value(a):
Common Collective Trusts				10,525,923	43,137
Net Assets, at Fair Value				12,605,952	65,353
Net Assets, at Contract Value (Note 5)				295,677	5,256
Total Net Assets				$12,901,629	$70,609

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

The major classes of investments of the Savings Plan Master Trust and the Plan's interest in the Savings Plan Master Trust as of December 31, 2024 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Master Trust Total	Plan's Interest in Master Trust
Mutual Funds	$617,761	$—	$—	$617,761	$3,319
Bristol-Myers Squibb Company Stock	554,933	—	—	554,933	10,041
Money Market Funds	330,035	—	—	330,035	5,911
Self-Directed Brokerage Accounts	460,217	37,755	—	497,972	2,774
Total	$1,962,946	$37,755	$—	2,000,701	22,045

Investments Measured at Net Asset Value(a):
Common Collective Trusts				9,317,512	37,439
Net Assets, at Fair Value				11,318,213	59,484
Net Assets, at Contract Value (Note 5)				359,134	7,179
Total Net Assets				$11,677,347	$66,663

(a)    In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefit.

Certain of the Plan's money market funds, mutual funds, self-directed brokerage accounts and CCTs include funds that are a party-in-interest to the Plan, which are further described in "Note 7 - Exempt Party-In-Interest Transactions."

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2025 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$40,821
Dividend income	39,835
Net appreciation in fair value of investments	1,825,628
Total net investment income	$1,906,284

Plan's share of net investment income in the Savings Plan Master Trust	$9,286

NOTE 5 – FIXED INCOME FUND

The Plan offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds synthetic GICs with various issuers in several fully benefit-responsive investment contracts. The synthetic GICs are direct investments between the Savings Plan Master Trust and issuer and meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Fixed Income Fund also holds two CCTs.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability to transact at contract value with the issuer, such as premature termination of the contracts, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Plan's loss of its qualified status. Plan management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value. There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. All contracts pay interest on a net basis. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund.

Fixed Income Fund investments in the Savings Plan Master Trust as of December 31, 2025 and 2024 were as follows:

(Dollars in Thousands)	2025	2024
Total Synthetic Guaranteed Investment Contracts, at Contract Value	$295,677	$359,134

Collective Trust Funds:
Galliard Stable Return Fund E, at Fair Value	13,640	15,411
SEI Short-Term Investment Fund II, at Fair Value	6,091	5,934
Total Fixed Income Fund Investments	$315,408	$380,479

NOTE 6 – RECONCILIATION TO FORM 5500

The Form 5500 requires the Savings Plan Master Trust to file a separate Form 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Plan does not report administrative expenses attributable to the Savings Plan Master Trust on the Plan Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Plan’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2025:

(Dollars in Thousands)
Plan’s share of net investment income in the Savings Plan Master Trust per the financial statements	$9,286
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(62)
Net investment income from Master Trust investment accounts per the Form 5500	$9,224

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2025:

(Dollars in Thousands)
Total additions per the financial statements	$12,881
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(62)
Total income per the Form 5500	$12,819

NOTE 7 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares in registered mutual funds or units in investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. As of December 31, 2025 and 2024, the fair value of the Plan's portion of investments managed by affiliates of Fidelity Trust were $29.0 million and $27.8 million, respectively. This includes the Company Stock Fund, which is further detailed below.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

As of December 31, 2025 and 2024, the Plan's portion of shares held by the Savings Plan Master Trust was 0.2 million, of Company common stock with a cost basis of $6.3 million and $6.7 million, respectively. During the year ended December 31, 2025, the Plan recorded dividend income on the Company’s common stock of $0.5 million. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

In addition, certain Plan participants borrowed from the Plan. As of December 31, 2025 and 2024, the outstanding loans of the Plan participants were $0.5 million and $0.4 million, respectively, with interest rates ranging from 4.25% to 9.50% and varying maturity dates. Plan participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

NOTE 8 - DELINQUENT PARTICIPANT CONTRIBUTIONS

Certain participant contributions and loan repayments, identified in the Schedule of Delinquent Participant Contributions, which totaled $76 thousand related to the 2025 Program tax year were not remitted to the Plan within the timeframe prescribed by the DOL. This was deemed to be a prohibited transaction in accordance with ERISA and the Code. The contributions and loan repayments were deposited several days later than the Company's standard remittance timeline. The Company is in the process of correcting the transaction, including compensating participants for lost earnings resulting from the delay. Lost earnings were not material.

NOTE 9 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events occurring after the date of the financial statements through June 5, 2026 which is the date the financial statements were available to be issued. Based upon that evaluation, the Plan has determined that no subsequent events other than those already disclosed in Note 1 have occurred which require adjustment to, or disclosure in, the financial statements.

FORM 5500, SCHEDULE H, PART IV, LINE (4a)	PLAN NUMBER: 007
EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2025
(IN THOUSANDS)

Participant Contributions Transferred Late to the Plan		Total That Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2025	$76	$—	$—	$76	$—

See report of independent registered public accounting firm.
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FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 007
EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025
(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Plan’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	—	$70,609

*	Plan participants	Participant loans, with varying maturity dates through 2035, and interest rates ranging from 4.25% to 9.50%	—	505

		Total		$71,114
*    Denotes a party-in-interest to the Plan.
**    Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.
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